02024057

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 8, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82146
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

38180 SASCO 2002-AL1
Form SE re Comp. Mats.

1 of 21

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 8, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: [signature]
Name: Ellen V. Kiernan
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2002-AL1

RESIDENTIAL ASSISTANCE LOANS

[$796,414,815]

(APPROXIMATE)

SASCO 2002-AL1

SBA ORIGINATED, NOT SBA GUARANTEED, ASSISTANCE LOANS

AURORA LOAN SERVICES, INITIAL SERVICER

WELLS FARGO, TRUSTEE

Class	Original Approx. Size	Fixed Coupon	WAL at Pricing (7) (original)	Payment Window (To Maturity)	Initial Loss Coverage	Collateral Group	Ratings [Moody's / S&P / Fitch]
A1 (1)	[$77,590,000]	[3.45%]	[1.6]	[2/02-6/05]	[10.86%]	I	[Aaa/AAA/AAA]
A2 (2)	[$200,000,000]	[3.45%]	[5.4]	[2/02-6/28]	[10.86%]	I, II	[Aaa/AAA/AAA]
A3 (3)	[$421,116,000]	[3.45%]	[5.5]	[2/02-8/29]	[10.86%]	I, II, III	[Aaa/AAA/AAA]
APO (4)	[$11,241,188]	0.000%	[5.3]	[2/02-2/29]	[10.86%]	I, II, III	[Aaa/AAA/AAA]
AIO (5)	[$41,713,862]	[3.45%]	[5.4]	[2/02-8/29]	[10.86%]	I, II, III	[Aaa/AAA/AAA]
B1 (6)	[$21,446,000]	[3.45%]	[8.7]	[2/02-7/29]	[8.16%]	I, II, III	[Aa2/AA/AA]
B2 (6)	[$16,390,000]	[3.45%]	[8.7]	[2/02-7/29]	[6.11%]	I, II, III	[A2/A/A]
B3 (6)	[$12,292,000]	[3.45%]	[8.7]	[2/02-7/29]	[4.56%]	I, II, III	[Baa2/BBB/BBB]
B4 (6)	[$10,186,000]	[3.45%]	[8.7]	[2/02-7/29]	[3.28%]	I, II, III	[Ba2/BB/BB]
B5 (6)	[$7,977,000]	[3.45%]	[8.7]	[2/02-7/29]	[2.28%]	I, II, III	[B/B/B]
B6 (6)	[$18,176,577]	[3.45%]	[8.7]	[2/02-7/29]	1st Loss	I, II, III	NR

* *The table above is run using a cutoff date of 1/1/02 and assumes a settlement date of 1/30/02 and a first payment date of 2/25/02.*

(1) Class A1 receives cash flows from Collateral Group I (Conforming balance, California loans). It will be reissued and guaranteed by FNMA and upon reissue its coupon will be 3.31%.

(2) Class A2 is a component certificate. It receives cash flows from the A2-1 and A2-2 components. A2-1 receives cash flows from Collateral Group I (Conforming balance, California loans) and A2-2 receives cash flows from Collateral Group II (Non-Conforming balance, California loans).

(3) Class A3 is a component certificate. It receives cash flows from the A3-1, A3-2 and A3-3 components. A3-1 receives cash flows from Collateral Group I (Conforming balance, California loans), A3-2 receives cash flows from Collateral Group II (Non-Conforming balance, California loans) and A3-3 receives cash flows from Collateral Group III (Non-California loans)

(4) Class APO is a principal-only, component certificate. It is not entitled to payments of interest. It receives cash flows from the ratio strip principal-only components of each Collateral Group (APO-1, APO-2, and APO-3).

(5) Class AIO is an interest-only, component certificate. It is not entitled to payments of principal. It receives cash flows from the ratio strip interest–only components of each Collateral Group (AIO-1 AIO-2, and AIO-3). Class AIO will be a FASIT High Yield Interest Certificate. It can only be sold to domestic C corporations (no REITS or non-profit organizations).

(6) Classes B1, B2, B3, B4, B5 and B6 are Subordinate Certificates. They receive cash flows from all three Collateral Groups.

(7) Pricing speed is 12% CPR for Class A1 and Class A2, and 10% CPR for all other classes.

Collateral Highlights – Aggregate Pool (1):

SASCO 2002-AL1 Prepayment History (as Whole Loans) (2):

(1) Collateral data is as of 1/1/02.
(2) CPRs are calculated using approximated monthly prepayments based upon collateral pay downs (inclusive of defaults), weighted average rate and weighted average remaining term.

6

Deal Overview:

- The collateral pool is comprised of three groups of Small Business Association ("SBA") originated (not guaranteed) disaster recovery loans. The collateral groups are as follows:
  - Collateral Group I – agency conforming loans originated in the state of California.
  - Collateral Group II - loans originated in the state of California with non-conforming balances.
  - Collateral Group III – all other loans.
- The trust will issue [12] classes of Certificates: [8] classes will be publicly offered and [4] classes will be privately offered (Classes B4, B5, B6 and O will be offered privately).
- The Senior Certificates receive credit support from all three Collateral Groups (i.e., the subordinate certificates are cross-collateralized).
- Class A1 is a Senior Certificate and will receive payments from Group I. Class A1 will be guaranteed by Fannie Mae.
- Class A2 is a Senior Certificate. Class A2 will receive payments from the A2-1 (Collateral Group I) and A2- 2 (Collateral Group II) components.
- Class A3 is a Senior Certificate and will receive payments from the A3-1 (Collateral Group I), A3-2 (Collateral Group II) and A3-3 (Collateral Group III) components.
- The Class APO is a component principal-only certificate. It receives the cash flows from the APO-1 (Group I), APO-2 (Group II) and APO-3 (Group III) components.
- The Class AIO is a component interest-only certificate. It receives the cash flows from the AIO-1 (Group I), AIO-2 (Group II) AIO-3 (Group III) components.
- The trust will issue 6 classes of Subordinate Certificates: Classes B1, B2, B3, B4, B5 and B6, which will receive payments from each of the three Collateral Groups. Losses from each Collateral Group will be applied to the Subordinate Certificates in reverse order of priority.
- The servicer maintains a 5% **Clean up Call** on the collateral.

SBA Disaster Loan Program Overview:

Originator: The Small Business Administration (the "SBA"), through their Disaster Assistance Program, directly originates loans to assist borrowers whose property was damaged by a natural disaster. The SBA does NOT GUARANTEE these loans.

Program Size: The Disaster Assistance loan program is the SBA's largest direct origination loan program. The SBA has originated in excess of $25 billion over the life of the program.

Interest Rates: Most loans are originated at subsidized rates (generally 4%).

Collateral: The SBA does not lend above the value of the collateral and in some cases will take personal property as collateral, in addition to real estate.

Product Type: Most of the loans are 30 year, fixed rate, fully amortizing loans, and include first and non-first liens.

Underwriting: Generally, the SBA can only approve loans to applicants with a reasonable credit history and a reasonable ability to repay the loan and other obligations from earnings.

Borrower Recourse: For the Disaster Assistance Loans the loans are made with full recourse to the borrower.

Required Insurance: To protect each borrower and the Disaster Assistance Program, the SBA requires borrowers to obtain and maintain appropriate insurance. For example, borrowers of all secured loans must purchase and maintain hazard insurance for the life of the loan. If the disaster damage resulted from an event not covered by the hazard insurance policy, such as sewer back up, borrowers must purchase and maintain special peril coverage. Similarly, borrowers whose property is located in a special flood hazard area must purchase and maintain flood insurance for the full insurable value of the property during the life of the loan. Borrowers who sustain flood damage but are not located in a special flood hazard area are required to purchase and maintain flood insurance.

General Deal Structure:

Group Distributions:

Class Paydowns:

Specific Terms of the Offering:

Cut-Off Date:	[February 1, 2002]
Expected Settlement Date:	[February 28, 2002]
Distribution Dates:	25th of each month, beginning [March 25, 2002]
Issuer:	Structured Asset Securities Corp. ("SASCO")
Current Servicer:	Aurora Loan Services
Servicing Fee:	25 bps
Trustee:	Wells Fargo
Rating Agencies:	[S&P, Moody's and Fitch - all classes]
Day Count:	30/360
Payment Type:	Scheduled Interest/Actual Principal
Delay Days:	24 Day Delay: All Classes.
Registration:	Book-entry form through DTC
SMMEA Eligibility:	None of the certificates will be SMMEA eligible.
ERISA Eligibility:	None of the classes will be ERISA eligible.
Tax Status:	FASIT for Federal income tax purposes.
5% Optional Termination:	The transaction may be called by the Servicer when the aggregate outstanding mortgage balance is less than 5% of the Cut-Off Date collateral loan balance.

Terms of the Offering –Interest Rates:

Interest Rates:

Ratio Strip Target Rates:
All Collateral Groups – 3.45%

Class A1 is the Senior Certificate of Collateral Group I. Class A1 will be guaranteed by Fannie Mae. Its accrual rate will be set at 3.310% upon issuance from FNMA.

Classes A2 and A3 will accrue interest at a fixed rate of 3.45%.

Class APO is a principal-only certificate. It will not be entitled to payments of interest. Class APO is a component bond. Its balance is the sum of the Ratio Strip PO components from all collateral groups. Class APO will receive a portion of the cash flow from all discount mortgage loans.

Class AIO is an interest only certificate. It will accrue interest at a fixed rate of 3.45%. It is a component bond. Its notional balance is the sum of the notional balances of the Ratio Strip IO components from all collateral groups. The notional balance of each component is equal to the balance of the premium loans multiplied by the excess of the weighted average rate of the non-discount loans over the Ratio Strip Target Rate divided by 3.45%, for each respective loan group.

Classes B1, B2, B3, B4, B5 and B6 are Subordinate Certificates. The Subordinate Certificates will receive the subordinate allocation of principal from each Collateral Group. All losses will be applied to the Subordinate Certificates in reverse order of seniority. The Subordinate Classes will accrue interest at a fixed rate of 3.45%.

Credit Enhancement/ Loss Allocation:

Subordination of the lower rated classes.
Losses will be allocated reverse sequentially as follows: B6, B5, B4, B3, B2 and then B1. This allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount".

Terms of the Offering – Distribution of Principal:

Senior Principal Prepayment Shift %:

Period	Senior Principal Prepayment Shift %
1-60	100%
61-72	70%
73-84	60%
85-96	40%
97-108	20%
109 +	0%

Subordinate Certificates Lockout of Prepayments: For any Class of Subordinate Certificates, other than the B6, on any distribution date for which the credit support percentage of that Class is less than its original credit support percentage, no distributions of prepayments will be made to any Class of lower priority than it. The amount otherwise distributable to such classes of lower priority shall be allocated pro rata among the remaining Classes of Subordinate Certificates.

Credit Support Percentage: For any Class of Certificates, on any distribution date, the sum of the Class Percentages of each Class of lower priority (before applying distributions for that date).

Class Percentage: For any Class of Certificates, on any distribution date, the percentage equivalent of a fraction, the numerator of which is the outstanding balance of that Class, immediately prior to that distribution date and the denominator of which is the aggregate class principal amount of all Classes of Certificates immediately prior to that date.

Group Senior Percentage: For each Collateral Group, on any distribution date, the percentage equivalent of a fraction, the numerator of which is the sum of the class principal amounts of each class of Senior Certificates (excluding the AIO and APO components) and the denominator of which is the related Non-PO balance of the Collateral Group for the immediately preceding distribution date.

Group Subordinate Percentage: For each Collateral Group, on any distribution date, one minus its Senior Percentage.

Group Senior Prepayment Percentage: For each Collateral Group, on any distribution date, the sum of (1) the Group Senior Percentage and (2) the product of (a) the Senior Principal Prepayment Shift Percentage for that distribution date multiplied by (b) the related Group Subordinate Percentage for that distribution date.

Terms of the Offering – Distribution of Principal (cont.):

Group Subordinate Percentage:	For each Collateral Group, on any distribution date, one minus its Prepayment Group Senior Prepayment Percentage.
Group PO Percentage:	For each Collateral Group, on any distribution date, the percentage equivalent of a fraction, the numerator of which is the Ratio Strip Target Rate minus the Net Mortgage Rate for the discount mortgage loans from the related Collateral Group and the denominator of which is the Ratio Strip Target Rate.
Group PO Principal Distribution Amount:	For each Collateral Group, on any distribution date, the sum of (1) the Group PO Percentage of scheduled principal collections and (2) the Group PO Percentage of unscheduled principal collections.
Group Senior Principal Distribution Amount:	For each Collateral Group, on any distribution date, the sum of (1) the product of (a) the related Group Senior Percentage and (b) the non-PO portion of scheduled principal collections and (2) the product of (a) the related Senior Prepayment Percentage and (b) the non-PO portion of unscheduled principal collections.
Group Subordinate Principal Distribution Amount:	For each Collateral Group, on any distribution date, the sum of (1) the product of (a) the related Group Subordinate Percentage and (b) the non-PO portion of scheduled principal collections; and (2) the product of (a) the related Subordinate Prepayment Percentage and (b) the non-PO portion of unscheduled principal collections.

Group 1 Payment Priorities: For Collateral Group 1, on any distribution date,

- The Senior Principal Distribution Amount will be paid first to the A1 Certificate, until it is reduced to zero.
- The Senior Principal Distribution will next be paid pro rata to the A2-1 and A3-1 components until they are reduced to zero.
- The Subordinate Principal Distribution Amount will paid pro rata to the B1, B2, B3, B4, B5 and B6 Certificates until they are reduced to zero.
- The PO principal amount will be allocated to the APO-1 component until it is reduced to zero.

Group 2 Payment Priorities: For Collateral Group 2, on any distribution date,

- The Senior Principal Distribution Amount will be paid pro rata to the A2-2 and A3-2 components until they are reduced to zero.
- The Subordinate Principal Distribution Amount will paid pro rata to the B1, B2, B3, B4, B5 and B6 Certificates until they are reduced to zero.
- The PO principal amount will be allocated to the APO-2 component until it is reduced to zero.

Terms of the Offering – Distribution of Principal (cont.):

Group 3 Payment Priorities: For Collateral Group 3, on any distribution date,

- The Senior Principal Distribution Amount will be paid sequentially to the A3-3 component until it is reduced to zero.
- The Subordinate Principal Distribution Amount will paid pro rata to the B1, B2, B3, B4, B5 and B6 Certificates until they are reduced to zero.
- The PO principal amount will be allocated to the APO-3 component until it is reduced to zero.

Loss Allocation: Losses will be allocated reverse sequentially as follows: B6, B5, B4, B3, B2 and then B1. This allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount".

Description of SBA Disaster Assistance Program:

The Disaster Assistance Program is the SBA's largest direct loan program and serves individuals, businesses and non-profit organizations. Disaster Assistance Loans provide loans to homeowners, renters, businesses and non-profit organizations to rebuild in the wake of disasters. There are three types of SBA disaster loans, which include Home Disaster Loans, Business Physical Disaster Loans and Economic Injury Disaster Loans.

General Background

The SBA can only approve loans to applicants with a reasonable credit history and a reasonable ability to repay the loan and other obligations from earnings. The terms of each loan are established in accordance with each borrower's ability to repay. The law gives the SBA several powerful tools to make Disaster Assistance Loans affordable:

• low interest rates (around 4 percent)
• long terms (up to 30 years)
• refinancing of prior debts (in some cases)

Credit Requirements

Repayment: The SBA's disaster assistance is in the form of loans. Applicants must show the ability to repay all loans.

Collateral: Collateral is required for all Physical Damage Disaster Assistance Loans over $10,000 and all Economic Injury Disaster Assistance Loans over $5,000. SBA accepts real estate as collateral where it is available. If applicants do not have real estate with sufficient equity to secure the full amount of the loan, the SBA will take a security interest in other available collateral to secure each loan. Applicants do not need to have full collateral. SBA will take what is available to secure each loan.

Loan Term

The law authorizes loan terms up to a maximum of 30 years. The SBA determines the term of each loan in accordance with the borrower's ability to repay. Based on the financial circumstances of each borrower, the SBA determines an appropriate installment payment amount, which in turn determines the actual term.

Loan Amount Limits

Disaster Assistance Home Loan amounts are limited by SBA regulation to $200,000 to repair/replace real estate and $40,000 to repair/replace personal property to qualified homeowners and renters. The actual amount of each loan, up to these maximums, is limited to the verified uninsured disaster loss. The refinancing of an existing home mortgage is also permitted in some cases up to the amount of the loan for real estate repair and/or replacement. Loan amounts may be increased up to 20 percent for devices that mitigate against similar disaster damage to the real property. The maximum amount of these Disaster Assistance Home Loans is $488,000 per disaster.

Description of SBA Disaster Assistance Program (Cont.):

Loan Eligibility Restrictions

Uninsured Losses: Only uninsured or otherwise uncompensated disaster losses are eligible. Insurance proceeds that a borrower is required to apply against any outstanding mortgage do not reduce loan eligibility. However, any insurance proceeds voluntarily applied to any outstanding mortgages do reduce loan eligibility.

Non-compliance: Applicants who have not complied with the terms of previous SBA loans are not eligible for assistance for a similar disaster. This includes, but is not limited to, current and prior borrowers who did not maintain required insurance as stipulated in their Loan Documents.

Refinancing

The SBA can refinance all or part of existing mortgages evidenced by a recorded lien, when the applicant does not have available its own or non-government resources, has suffered substantial disaster damage (40 percent or more of the value of the property) and intends to repair the damage.

Insurance Requirements

To protect each borrower and the Disaster Assistance Program, the SBA requires borrowers to obtain and maintain appropriate insurance. For example, borrowers of all secured loans (Physical Damage Loans over $10,000 and Economic Injury Loans over $5,000) must purchase and maintain full hazard insurance for the life of the loan. If the disaster damage resulted from an event not covered by the hazard insurance policy, such as sewer back-up, borrowers must purchase and maintain special peril coverage. Similarly, borrowers whose property is located in a special flood hazard area must purchase and maintain flood insurance for the full insurable value of the property during the life of the loan, if available in their community. Borrowers who sustain flood damage but are not located in a special flood hazard area are required to purchase and maintain flood insurance in a specified amount, for loans in excess of $10,000.

Prepayment Sensitivity:

	8 CPR		9 CPR		10 CPR		12 CPR		15 CPR	
Class	**WAL (yrs.)**	**Payment Window (To Mat.)**	**WAL (yrs.)**	**Payment Window (To Mat.)**	**WAL (yrs.)**	**Payment Window (To Mat.)**	**WAL (yrs.)**	**Payment Window (To Mat.)**	**WAL (yrs.)**	**Payment Window (To Mat.)**
A1	[2.1]	[2/02-8/06]	[1.9]	[2/02-4/06]	[1.8]	[2/02-12/05]	[1.6]	[2/02-6/05]	[1.3]	[2/02-11/04]
A2	[6.9]	[2/02-6/28]	[6.5]	[2/02-6/28]	[6.1]	[2/02-6/28]	[5.4]	[2/02-6/28]	[4.6]	[2/02-6/28]
A3	[6.2]	[2/02-8/29]	[5.8]	[2/02-8/29]	[5.5]	[2/02-8/29]	[4.9]	[2/02-8/29]	[4.1]	[2/02-8/29]
APO	[5.9]	[2/02-4/29]	[5.5]	[2/02-3/29]	[5.3]	[2/02-2/29]	[4.8]	[2/02-1/29]	[4.1]	[2/02-8/28]
AIO	[6.0]	[2/02-8/29]	[5.7]	[2/02-8/29]	[5.4]	[2/02-8/29]	[4.9]	[2/02-8/29]	[4.2]	[2/02-7/29]
B1	[8.9]	[2/02-8/29]	[8.8]	[2/02-8/29]	[8.7]	[2/02-7/29]	[8.4]	[2/02-7/29]	[8.1]	[2/02-5/29]
B2	[8.9]	[2/02-8/29]	[8.8]	[2/02-8/29]	[8.7]	[2/02-7/29]	[8.4]	[2/02-7/29]	[8.1]	[2/02-5/29]
B3	[8.9]	[2/02-8/29]	[8.8]	[2/02-8/29]	[8.7]	[2/02-7/29]	[8.4]	[2/02-7/29]	[8.1]	[2/02-5/29]
B4	[8.9]	[2/02-8/29]	[8.8]	[2/02-8/29]	[8.7]	[2/02-7/29]	[8.4]	[2/02-7/29]	[8.1]	[2/02-5/29]
B5	[8.9]	[2/02-8/29]	[8.8]	[2/02-8/29]	[8.7]	[2/02-7/29]	[8.4]	[2/02-7/29]	[8.1]	[2/02-5/29]
B6	[8.9]	[2/02-8/29]	[8.8]	[2/02-8/29]	[8.7]	[2/02-7/29]	[8.4]	[2/02-7/29]	[8.1]	[2/02-5/29]

* *The table above is run using a cutoff date of 1/1/02 and assumes a settlement date of 1/30/02 and first payment date of 2/25/02.*

Contacts		
MBS Trading	Daniel L. Wallace	(201) 524-2320
Residential Finance	Stan Labanowski	(636) 351- 5605
	Ellen Kiernan	(646) 351- 5651
	Mary Stone	(646) 351- 5694

Collateral Summary – Residential Loans (1):

Collateral Summary – Condominium Loans (1):

(1) *Collateral data is as of 1/1/02.*

Collateral Summary – Personal Property Loans (1):

(1) Collateral data is as of 1/1/02.

Detailed Prepayment History- SASCO 2002-AL1[(1)]:

% CPR by Group:

% CPR by Lien Position:

(1) CPRs are calculated using approximated monthly prepayments based upon collateral pay downs (inclusive of defaults), weighted average rate and weighted average remaining term.

Detailed Prepayment History- SASCO 2002-AL1 (cont) [(1)]*:*

% CPR by State:

(1) CPRs are calculated using approximated monthly prepayments based upon collateral pay downs (inclusive of defaults), weighted average rate and weighted average remaining term.